SEC FILE NO. 70-8455










                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549











                               CERTIFICATE PURSUANT TO

                                       RULE 24

                            OF COMPLETION OF TRANSACTIONS





















                         GENERAL PUBLIC UTILITIES CORPORATION





                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549



          ________________________________________x
                                                  :
                    In the Matter of              :
                                                  :    Certificate
            General Public Utilities Corporation  :    Pursuant to
                                                  :    Rule 24 of
                    File No. 70-8455              :    Completion of
                                                  :    Transactions
                 (Public Utility Holding          :
                   Company Act of 1935)           :
                                                  :
          ________________________________________x


          To the Members of the Securities and Exchange Commission:


                    The undersigned, General  Public Utilities  Corporation

          ("GPU"),  hereby certifies  pursuant to  Rule 24  of the  General

          Rules and  Regulations under  the Public Utility  Holding Company

          Act of 1935  (the "Act")  that the transactions  proposed in  the

          Declaration, as amended and as post-effectively amended, docketed in SEC File No. 70-8455, have been carried out in accordance with the terms and conditions  of, and for the purposes  requested in,

          said Declaration  and pursuant  to the Commission's  Order, dated

          February 3, 1995 (HCAR No. 26227), and Supplemental Orders, dated

          June 8,  1995 (HCAR No.  26302) and  December 13, 1995  (HCAR No.

          26430), with respect thereto, as follows:

                    1.   As  reported  in  GPU's  Certificate  Pursuant  to

          Rule 24  of Partial  Completion of  Transactions, dated  June 16,

          1995, on June 13, 1995,  GPU issued and sold 1,000,000  shares of











          Common  Stock to Goldman Sachs & Co.  for a net purchase price of

          $29,645,000.

                    2.   On  December  11,   1995  GPU   entered  into   an

          Underwriting  Agreement with Morgan  Stanley &  Co. Incorporated,

          Goldman,  Sachs  &  Co.  and   Dean  Witter  Reynolds  Inc.,   as

          representatives  of  the  several  underwriters,  including  such

          firms,  named  in  Schedule   A  thereto  (the   "Underwriters"),

          providing for the issuance and sale by GPU of 3,500,000 shares of

          GPU Common Stock, $2.50 par value per share, to the Underwriters.

          The Underwriting Agreement  provided that the Underwriters  would pay GPU a  net price of  $31.975 per  share, reflecting a  public offering price  of $32.875  per share and  underwriting discounts and commissions of $.90 per share.

                    3.   Under the Underwriting Agreement, the Underwriters

          had an  option, exercisable  for 30  days  from the  date of  the

          Underwriting Agreement,  to purchase up to  an additional 500,000 shares of GPU Common Stock to cover over-allotments, if any.  The purchase  price and underwriting  discounts and  commissions with respect to any such over-allotment shares  were to be the same as set forth above for the initial 3,500,000 shares.

                    4.   On  December 15, 1995, GPU issued  and sold to the

          Underwriters 3,500,000 shares  of Common Stock for a net purchase

          price  of  $111,912,500.    On the  same  date,  the Underwriters

          exercised their option to  purchase the additional 500,000 shares

          and,  on  December 18,   1995,  GPU  issued   and  sold  to   the

          Underwriters  such  500,000 shares  of  Common  Stock  for a  net

          purchase  price of $15,987,500.   GPU will use  the proceeds from

          the sales to make cash capital contributions to its subsidiaries,






          Jersey Central Power & Light Company, Metropolitan Edison Company

          and  Pennsylvania   Electric  Company,   as  authorized   by  the

          Commission's  orders dated  March  6, 1992  (HCAR No.  25486) and

          March  25, 1994 (HCAR No. 26011), and to repay outstanding short-

          term indebtedness of GPU, including indebtedness incurred to fund a portion of the cost of acquisition of Solaris Power.

                    5.   The  following   exhibits  in  Item  6  are  filed

          herewith:

                         B-1(b)    -    Underwriting     Agreement    dated
                                        December 11, 1995 - Incorporated by
                                        reference to Exhibit 1 to  GPU Form
                                        8-K  dated December 13,  1995 (File
                                        No. 1-6047).

                         F-1(a)    -    "Past  tense"  opinion of  Berlack,
                                        Israels & Liberman LLP.

                         F-2(a)    -    "Past  tense"  opinion  of  Ballard
                                        Spahr Andrews & Ingersoll.


































                                      SIGNATURE

                    PURSUANT  TO THE  REQUIREMENTS  OF  THE PUBLIC  UTILITY

          HOLDING COMPANY  ACT OF 1935,  THE UNDERSIGNED  COMPANY HAS  DULY

          CAUSED  THIS  STATEMENT  TO  BE  SIGNED  ON  ITS  BEHALF  BY  THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                        GENERAL PUBLIC UTILITIES CORPORATION



                                        By:  _______________________________
                                             T. G. Howson
                                             Vice President and Treasurer


          Date:  December 21, 1995